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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.   20549



In the Matter of                    )
Wisconsin Energy Corporation, et al.)
                                    )
File No. 70-9741                    )     Certificate Pursuant to Rule 24
                                    )     of Completion of Transaction
Public Utility Holding Company      )
Act of 1935                         )

     This Certificate of Notification is filed by Wisconsin Energy Corporation ("Wisconsin Energy"), a Wisconsin corporation, and Wisconsin Electric Power Company ("Wisconsin Electric"), a Wisconsin corporation, in connection with the transaction proposed in their Application/Declaration on Form U-1 (File No. 70-
9741), as amended (the "Application"), and authorized by order of the Commission dated December 28, 2000 (Release No. 35-27329). Pursuant to Rule 24 under the Act, Wisconsin Energy and Wisconsin Electric hereby certify that the transaction has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and of the Commission's order with respect thereto.

     Exhibit
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     F-2      Past Tense opinion of Quarles & Brady LLP

     F-3      Past Tense opinion of Loomis, Ewert, Parsley, Davis & Gotting,P.C.
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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

WISCONSIN ENERGY CORPORATION

By: /s/ Larry Salustro
   -------------------------------
   Name:    Larry Salustro
   Title:   Senior Vice President and General Counsel

WISCONSIN ELECTRIC POWER COMPANY

By: /s/ David K. Porter
   -------------------------------
   Name:    David K. Porter
   Title:   Senior Vice President

Dated:         January 10, 2001

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